

Mail Stop 7010

May 26, 2006

Via U.S. mail and facsimile

Mr. Peter G. Dornau
Chief Executive Officer
Ocean Bio-Chem, Inc.
4041 SW 47 Avenue
Fort Lauderdale, FL 33314-4023

> **RE: Ocean Bio-Chem, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 0-11102**

Dear Mr. Dornau:

    We have reviewed your response letter dated May 19, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. With the exception of the comments included in our letter to you dated May 10, 2006 that requested you file an amendment, all other revisions may be included in your future filings, including your interim filings where applicable.

Notes to Financial Statements

2. We have reviewed your response to comment 12 from our letter dated May 10, 2006. We continue to believe that disclosure of the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administrative expenses line item would enhance a reader's understanding of your results of operations. Please expand your disclosure to include the information provided in your response to our comment 12 from our letter dated May 10, 2006.

Prepaid advertising and promotion, page F-8

3. We read your response to our comment 13 from our letter dated May 10, 2006. Please tell us the accounting guidance you used as a basis for recording advertising and promotion expenses over one year, rather than expensed as incurred or the first time the advertising takes place. Additionally, please provide us with an analysis that compares your quarterly results during the past three years and subsequent interim period to what they would have been had you expensed such costs as incurred or the first time the advertising took place. Refer to SOP 93-7 and SAB 99.

Note 2 – Property, plant and equipment, page F-9

4. We read your response to our comment 15 from our letter dated May 10, 2006. The range of useful lives for your manufacturing and warehouse equipment is very broad. Please breakout the manufacturing and warehouse equipment into smaller components. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

5. Please also include in your disclosure, if true, that your leasehold improvements are depreciated over the shorter of the useful life of the leasehold improvement or the lease term. If this is not your policy, please tell us how your policy is in compliance with the guidance in SFAS 13 and EITF 05-6.

Note 4 – Long-term debt, page F-10

6. We read your response to our comment 16 from our letter dated May 10, 2006. Your response does not address the points in our comment. As previously requested, please expand your disclosure to include how you allocated the proceeds from the issuance of debt between the debt and the common stock warrants, including whether after the allocation you determined the common stock warrants included a beneficial conversion feature. Please include in your disclosure the amount you allocated to each and the assumptions you used.

Please also tell us the accounting treatment and related guidance you used to record the expense associated with the warrants, including where you have classified this expense on your statements of operations. Please refer to paragraphs 13 to 17 of APB 14, paragraph 12 of SFAS 133 and EITFs 98-5 and 00-27.

Note 8 – Stock options, page F-13

7. We read your response to our comment 18 from our letter dated May 10, 2006. We acknowledge the portion of your response which states that the options granted to Messrs. Peter G. Dornau and Jeffrey J. Tieger were granted to these individuals at fair market value. However, the extension of the lives of these options to purchase your common stock constitutes a modification, which we would expect to result in a new measurement of compensation cost as if the award were newly granted. As previously requested, please disclose how you accounted for this modification, including the financial statement line items that were affected and the corresponding amount recorded to each line item. In addition, please tell us the accounting guidance you used as a basis for recording the aforementioned transaction. Please refer to paragraphs 30 to 34 of FIN 44.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Notes to Financial Statements

8. You disclosed on page 8 that you adopted SFAS 123(R) as of January 1, 2006. Please expand your disclosure to include the disclosures pursuant to paragraph 84 of SFAS 123(R).

9. Please revise your filing to include the notes to your financial statements. Your notes to financial statements should include, but should not be limited to the following:
    - Inventory,
    - Debt,
    - Earnings per share,
    - Related party transactions,
    - Stock-based compensation,
    - Shareholders' equity, and
    - Commitments and contingencies.

    Please refer to Rule 10-01(a)(5) of Regulation S-X.

<u>Item 4. Controls and Procedures, page 11</u>

10. Your disclosure states your disclosure controls and procedures "based on this evaluation, [your] Chief Executive Officer and Chief Financial Officer concluded that [your] disclosure controls and procedures were effective in providing reasonable assurance that material information required to be included in [your] periodic SEC reports is made known to them in a timely manner." This is an incomplete definition of disclosure controls and procedures. Please revise your disclosure to include the complete definition of disclosure controls and procedures as defined by Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove this portion of your disclosure in its entirety, and simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

11. Your disclosure states "Management does not expect that [your] disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief